September 17, 2019

Thomas R. Miller
Chief Financial Officer
Sunoco LP
8111 Westchester Drive, Suite 400
Dallas, TX 75225

       Re: Sunoco LP
           Registration Statement on Form S-3
           Filed August 22, 2019
           File No. 333-233409

Dear Mr. Miller:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Our Partnership Agreement
Applicable Law; Forum, Venue and Jurisdiction, page 28

1. We note that your forum selection provision identifies a state court located within the
       State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange
       Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act
 Thomas R. Miller
Sunoco LP
September 17, 2019
Page 2
         creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         If this provision does not apply to actions arising under the Securities Act or Exchange
         Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Lauren
Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



FirstName LastNameThomas R. Miller                              Sincerely,
Comapany NameSunoco LP
                                                                Division of
Corporation Finance
September 17, 2019 Page 2                                       Office of
Natural Resources
FirstName LastName